

Mail Stop 3030

March 18, 2010

Via U.S. Mail

Mr. Gerald R. Dinkel
Chief Executive Officer
White Electronic Designs Corporation
3601 E. University Drive
Phoenix, AZ   85034

      RE: White Electronic Designs Corporation
              Form 10-K for fiscal year ended September 30, 2009
              Filed December 11, 2009
              File No. 0-04817

Dear Mr. Dinkel:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin Vaughn
                    Accounting Branch Chief